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jflegault@gildan.com

VIA EDGAR

Montréal, December 30, 2008

To the Securities Exchange Commission (SEC)

RE: Gildan Activewear Inc. - Annual Report for the fiscal year ended October 5, 2008

Dear Sirs:

Gildan Activewear Inc. is refiling its 2008 Annual Report. The version filed on December 22, 2008 as EDGAR Project No. 0001204459-08-002459 does not contain the report addressing "Management's Responsibility for Financial Reporting", which was included in a covering letter in the version mailed to shareholders. Accordingly, we are refiling the 2008 Annual Report, which now includes the aforementioned report, under the cover form of this Form 6-K/A.

Except as described above, there have been no changes to the original version of the 2008 Annual Report. The date of the amended version of the 2008 Annual Report remains December 18, 2008, the date of the original version.

Yours truly,

/s/ Jean-François Legault
Jean-François Legault
Vice-President, Legal, Public and Government Affairs

JFL/cg

Encl.

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